Filed by Smurfit WestRock Limited (Commission File No. 333-278185)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WestRock Company (Commission File No. 001-38736)

2 July 2024

Smurfit Kappa Group plc

(“Smurfit Kappa”)

Sanction of the Scheme by the Irish High Court

Smurfit Kappa is pleased to announce that the Irish High Court made an order today, 2 July 2024, sanctioning the scheme of arrangement in connection with the proposed combination of Smurfit Kappa and WestRock (the “Combination”) under section 453 of the Irish Companies Act (the “Scheme”).

Next Steps

The last day of trading of the Smurfit Kappa Shares on Euronext Dublin will be today, 2 July 2024, with trading suspended from 5:00 p.m. today to allow for the settlement of pending trades and repositioning instructions, while trading of the Smurfit Kappa Shares on the LSE’s main market for listed securities will continue until 4:30 p.m. on 5 July 2024.

It is expected that the Scheme will become effective in accordance with its terms at 5:00 p.m. (New York City time) on 5 July 2024, following which Smurfit WestRock Shares will be allotted and issued to Scheme Shareholders pursuant to the terms of the Scheme.

Subject to the expected completion on 5 July 2024:

•	the Smurfit Kappa Shares will be delisted from (i) the premium listing segment of the Official List of the FCA and (ii) the Official List of Euronext Dublin, with effect from 8:00 a.m. on Monday, 8 July 2024;

•	the Smurfit WestRock Shares will be admitted to the standard listing segment of the Official List of the FCA and commence trading on the LSE’s main market for listed securities, with effect from 8:00 a.m. on Monday, 8 July 2024; and

•	the Smurfit WestRock Shares will trade on the New York Stock Exchange with effect from 9:30 a.m. (New York City time) on Monday, 8 July 2024.

All dates and times above are based on current expectations and are subject to change. All times shown in this announcement are UK and Irish times, unless otherwise stated. Any changes to the above timeline will be notified by announcement through a Regulatory Information Service.

Further announcements will be made in due course, as appropriate.

Capitalised terms used in this announcement, unless otherwise defined, have the meanings assigned to them in the shareholder circular published by Smurfit Kappa on 14 May 2024.

Enquiries

For further information, please contact:

Ciarán Potts Smurfit Kappa T: +353 1 202 7000 E: ir@smurfitkappa.com	Gillian Carson-Callan Smurfit Kappa T: +353 1 202 7000 E: egm@smurfitkappa.com

Additional Information about the Combination and Where to Find It

In connection with the Combination, Smurfit WestRock has filed with the US Securities and Exchange Commission (the “US SEC”) a registration statement on Form S-4 (Reg. No. 333-278185) (as amended and as may be further amended or supplemented from time to time, the “US Registration Statement”), which was declared effective by the US SEC on 26 April 2024, that includes a prospectus (the “US Prospectus”) relating to the offer and sale of the Smurfit WestRock Shares to WestRock Shareholders in connection with the Combination. In addition, on 26 April 2024, WestRock filed a separate definitive proxy statement with the US SEC with respect to the special meeting of WestRock Shareholders in connection with the Combination (as it may be amended or supplemented from time to time, the “US Proxy Statement”). WestRock commenced mailing of the US Proxy Statement to WestRock Shareholders on or about 1 May 2024. This announcement is not a substitute for any registration statement, prospectus, proxy statement or other document that Smurfit Kappa, WestRock and/or Smurfit WestRock have filed or may file with the US SEC or the FCA in connection with the Combination.

Before making any voting or investment decisions, investors, stockholders and shareholders of WestRock are urged to read carefully and in their entirety, the US Registration Statement, the US Prospectus, the US Proxy Statement, and any other relevant documents that are filed or will be filed with the US SEC, as well as any amendments or supplements to these documents, in connection with the Combination when they become available, because they contain or will contain important information about the Combination, the parties to the Combination, the risks associated with the Combination and related matters, including information about certain of the parties’ respective directors, executive officers and other employees who may be deemed to be participants in the solicitation of proxies in connection with the Combination and about their interests in the solicitation.

The US Registration Statement, the US Prospectus, the US Proxy Statement and other documents filed by Smurfit WestRock, Smurfit Kappa and WestRock with the US SEC are available free of charge at the US SEC’s website at www.sec.gov. In addition, investors and shareholders or stockholders are able to obtain free copies of the US Registration Statement, the US Proxy Statement and other documents filed with the US SEC by WestRock online at ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia 30328, United States, or by calling +1 (770) 448-2193, and are able to obtain free copies of the US Registration Statement, the US Prospectus, the US Proxy Statement and other documents filed with the US SEC by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by calling +353 1 202 7000. The information included on, or accessible through, Smurfit WestRock’s, Smurfit Kappa’s or WestRock’s websites is not incorporated by reference into this announcement.

Forward-Looking Statements

This announcement and other statements made or to be made by Smurfit WestRock, Smurfit Kappa and WestRock relating to the Combination, include certain “forward-looking statements” (including within the meaning of US federal securities laws) regarding the Combination and the listing of Smurfit WestRock, the rationale and expected benefits of the Combination (including, but not limited to, synergies), and any other statements regarding Smurfit WestRock’s, Smurfit Kappa’s and WestRock’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Statements that are not historical facts, including statements about the beliefs and expectations of the management of each of Smurfit WestRock, Smurfit Kappa and WestRock, are forward-looking statements. Words such as “may”, “will”, “could”, “should”, “would”, “anticipate”, “intend”, “estimate”, “project”, “plan”, “believe”, “expect”, “target”, “prospects”, “potential”, “commit”, “forecasts”, “aims”, “considered”, “likely”, “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. While Smurfit WestRock, Smurfit Kappa and WestRock believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of Smurfit WestRock, Smurfit Kappa and WestRock. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from the current expectations of Smurfit WestRock, Smurfit Kappa and WestRock depending upon a number of factors affecting their businesses and risks associated with the successful execution of the Combination and the integration and performance of their businesses following the Combination. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: developments related to pricing cycles and volumes; economic, competitive and market conditions generally, including macroeconomic uncertainty, customer inventory rebalancing, the impact of inflation and increases in energy, raw materials, shipping, labour and capital equipment costs; reduced supply of raw materials, energy and transportation, including from supply chain disruptions and labour shortages; intense competition; risks related to international sales and operations; failure to respond to changing customer preferences and to protect intellectual property; results and impacts of acquisitions by Smurfit Kappa, WestRock or, following Completion, Smurfit WestRock; the amount and timing of Smurfit Kappa’s, WestRock’s and, following Completion, Smurfit WestRock’s capital expenditures; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions in Ireland, the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (such as the COVID-19 pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent Irish, US or UK administrations; the ability of Smurfit Kappa, WestRock or, following Completion, Smurfit WestRock, to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; the potential impairment of assets and goodwill; the scope, costs, timing and impact of any restructuring of operations and corporate and tax structure; actions by third parties, including government agencies; a condition to the closing of the Combination may not be satisfied; the occurrence of any event that can give rise to the termination of the Combination; Smurfit WestRock may be unable to achieve the synergies and value creation contemplated by the Combination; Smurfit WestRock’s availability of sufficient cash to distribute to Smurfit WestRock shareholders in line with current expectations; Smurfit WestRock may be unable to promptly and effectively integrate Smurfit Kappa’s and WestRock’s businesses; failure to successfully implement strategic transformation initiatives; each of Smurfit Kappa’s, WestRock’s and, following Completion, Smurfit WestRock’s management’s time and attention is diverted on issues related to the Combination; disruption from the Combination makes it more difficult to maintain business, contractual and operational relationships; significant levels of indebtedness; credit ratings may decline following the Combination; legal proceedings may be instituted against Smurfit WestRock, Smurfit Kappa or WestRock; Smurfit Kappa, WestRock and, following Completion, Smurfit WestRock, may be unable to retain or hire key personnel; the consummation of the Combination may have a negative effect on Smurfit Kappa’s or WestRock’s share prices, or on their operating results; the risk that disruptions from the Combination will harm Smurfit Kappa’s or WestRock’s business, including current plans and operations; certain restrictions during the pendency of the Combination that may impact Smurfit Kappa’s or WestRock’s ability to pursue certain business opportunities or strategic transactions; Smurfit WestRock’s ability to meet expectations regarding the accounting and tax treatments of the Combination, including the risk that the Internal Revenue Service may assert that Smurfit WestRock should be treated as a US corporation or be subject to certain unfavourable US federal income tax rules under Section 7874 of the Internal Revenue Code of 1986, as amended, as a result of the Combination; and other factors such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of regulators and other factors such as changes in the political, social and regulatory framework in which the Combined Group will operate or in economic or technological trends or conditions.

None of Smurfit WestRock, Smurfit Kappa, WestRock or any of their respective associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any such forward-looking statements will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with its legal or regulatory obligations (including under the UK Prospectus Regulation, the UK Listing Rules, the Disclosure Guidance and Transparency Rules, the Prospectus Regulation Rules, the UK Market Abuse Regulation and other applicable regulations), Smurfit Kappa is under no obligation, and Smurfit Kappa expressly disclaims any intention or obligation, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer of Securities

This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for, any security, including any Smurfit WestRock Shares expected to be issued to Smurfit Kappa Shareholders and WestRock Shareholders in connection with the Combination. In particular, the issuance of the Smurfit WestRock Shares in connection with the Combination to Smurfit Kappa Shareholders has not been, and is not expected to be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”) or the securities laws of any other jurisdiction. The Smurfit WestRock Shares to be issued in connection with the Combination to Smurfit Kappa Shareholders will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the US Securities Act based on the approval of the Scheme to effect the Smurfit Kappa Share Exchange under the terms of the Transaction Agreement by the Irish High Court. Section 3(a)(10) of the US Securities Act exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by any court or authorised governmental entity, after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. In determining whether it was appropriate to authorise the Scheme, the Irish High Court considered at the hearing of the motion to sanction the Scheme under Section 453 of the Irish Companies Act whether the terms and conditions of the Scheme were fair to Scheme shareholders. As the Irish High Court approved the Scheme on 2 July 2024, its approval constitutes the basis for the Smurfit WestRock Shares being issued without registration under the US Securities Act in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of the US Securities Act.